

February 5, 2013

<u>Via E-mail</u>
Baoguo Jiang
Chairman of the Board
Yaboo, Inc.
500 Lake Cook Road Suite 350
Deerfield, IL 60015

   RE: Yaboo, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed May 16, 2012
     File No.: 333-164999
     Form 10-Q for Quarterly Period Ended September 30, 2012
     Filed November 19, 2012
     File No. 333-164999

Dear Mr. Jiang:

   We issued comments to you on the above captioned filings on December 11, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 20, 2013.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Patrick Kuhn at (202) 551-3308 with any questions. You may also contact me at (202) 551-3380.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief